AMENDMENT NO. 2 TO LIMITED LIABILITY COMPANY AGREEMENT OF CHACO FLACO DRINKS, LLC

This Amendment No. 2 ("Amendment") to the Limited Liability Company Agreement of Chaco Flaco Drinks, LLC
(the "Company") is made effective as of March 25, 2026, by and among the Company and the Members.

RECITALS

A. The Company entered into its Limited Liability Company Agreement dated June 22, 2020.

B. The Company and Members subsequently entered into Amendment No. 1 dated February 18, 2021, which replaced Schedule A.

C. Since Amendment No. 1, the Company has issued additional Common Units and adjusted founder Profit Units in connection with capital raises and admissions of additional Members.

D. Pursuant to Section 3.1 of the Operating Agreement, Schedule A may be amended to reflect changes in the identity and Interests of Members.

E. The Members desire to amend and restate Schedule A in its entirety to reflect the capitalization of the Company as of March 25, 2026.

NOW, THEREFORE, the Members agree as follows:

1. Amendment and Restatement of Schedule A.
Schedule A attached to the Operating Agreement is hereby deleted in its entirety and replaced with the Amended and Restated Schedule A attached hereto.

2. Ratification of Prior Issuances.
The Members acknowledge, approve, ratify, and confirm all issuances of Common Units, admissions of Members, transfers of Interests, and proportional adjustments to Profit Units made by the Managers from February 18, 2021 through the Effective Date.

3. Continuation of Agreement.
Except as expressly amended hereby, the Operating Agreement shall remain in full force

and effect.

4. Effective Date.
This Amendment shall be effective as of March 25, 2026.

AMENDED AND RESTATED SCHEDULE A

Current as of March 25, 2026

Member	Common Units	Profit Units	Total Units	Ownership %
Charles Moore	2,200	35,250	37,450	37.45%
Stephen Cislaw	1,000	27,200	28,200	28.20%
Darci Passarella	2,340	0	2,340	2.34%
Christopher J. Gibbs	1,000	0	1,000	1.00%
David Marhoffer	1,000	0	1,000	1.00%
Christopher J. McDonald	782	0	782	0.782%
Sharon Hayward	2,000	0	2,000	2.00%
David Brimley Estate	1,000	0	1,000	1.00%
Ricky Rodriguez	1,000	0	1,000	1.00%
Adam Vanslyke	1,000	0	1,000	1.00%
Theresa Hafler	1,000	0	1,000	1.00%
Jack Monroe	1,000	0	1,000	1.00%
Steve & Gracie Knutson	1,000	0	1,000	1.00%
Samuel Southwick	330	0	330	0.33%
Amis Pour La Vie LLC	3,500	0	3,500	3.50%
Catherine Gagnon / Tim Potts	1,250	0	1,250	1.25%
Amanda & Adam Nelson	1,000	0	1,000	1.00%
Mark Phillips	500	0	500	0.50%
Timothy Totzke	500	0	500	0.50%
Michael Lamontagne	1,500	0	1,500	1.50%
Kyle Ballode	2,000	0	2,000	2.00%
Karl Pittman	150	0	150	0.15%
Michael DeFine	200	0	200	0.20%
Jennifer Reinhardt	200	0	200	0.20%
Albertus Hooper	100	0	100	0.10%
Jessica Harris / Nick Harris	1,000	0	1,000	1.00%
Sheri Sender Trust	2,000	0	2,000	2.00%

Eric Weaver / CF USA LLC	1,000	0	1,000	1.00%
CSE LLC	5,000	0	5,000	5.00%
Kevin Ott	1,000	0	1,000	1.00%
TOTAL	37,550	62,450	100,000	100.00%

Notes:

+ Total Common Units Outstanding: 37,550
+ Total Profit Units Outstanding: 62,450
+ Total Units Outstanding: 100,000
+ Founder Profit Units have been proportionately adjusted to reflect dilution resulting from Company capital raises.

SIGNATURE PAGE

Charles Moore ______________________ Date: 3/25/24

Stephen Cislaw ______________________ Date: 3-25-24

Acknowledged and Accepted on behalf of Chaco Flaco Drinks, LLC

By: ______________________

Name: Charles Moore, Manager

By: ______________________

Name: Stephen Cislaw, Manager